Exhibit 4.17
ADIENT PLC

DESCRIPTION OF SECURITIES

The summary of the general terms and provisions of the shares of Adient plc (the "Adient") set forth below does not purport to be complete and is subject to and qualified by reference to Adient’s Memorandum of Association (the "Memorandum") and Adient’s Articles of Association (the "Articles of Association"), each of which is incorporated herein by reference. For additional information, please read the Memorandum of Association, the Articles of Association and the applicable provisions of the Irish Companies Act.

Share Capital

Adient's authorized share capital consists of 25,000 euro deferred shares with a par value of €1.00 per share (created to satisfy statutory requirements for all Irish public limited companies commencing operations), 500,000,000 ordinary shares with a par value of $0.001 per share and 100,000,000 preferred shares with a par value of $0.001 per share.

As a matter of Irish company law, the directors of a company may cause that company to issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company's shareholders cast at a general meeting (in person or by proxy). The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of that company by an ordinary resolution. The Articles of Association authorize the board of directors of Adient to issue new ordinary or preferred shares without shareholder approval for a period of five years from 31 October 2016, being the date the Articles of Association were adopted.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Adient's shareholders, but not below the number of shares then outstanding. The shares comprising the authorized share capital of Adient may be divided into shares of such par value as the resolution prescribes.

The rights and restrictions to which the ordinary shares are subject are prescribed in the Articles of Association. The Articles of Association entitle the board of directors, without shareholder approval, to determine the terms of any preferred shares issued by Adient. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as the directors of Adient may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Adient, and may be convertible into or exchangeable for shares of any other class or classes of Adient, depending on the terms of such preferred shares. The issuance of preferred shares is subject to applicable law, including the Irish Takeover Rules.

Irish law does not recognize fractional shares held of record; accordingly, the Articles of Association do not provide for the issuance of fractional ordinary shares of Adient, and the official Irish register of Adient does not reflect any fractional ordinary shares.

Preemption Rights, Share Warrants and Share Options

The Irish Companies Act automatically grants certain preemptive rights on the issue of shares of Adient. However, the Articles of Association disapply the statutory preemption rights for issues of shares up to the number of shares authorized for allotment in the Articles of Association as permitted under Irish company law. Irish law requires this disapplication to be renewed at least every five years by special resolution, and it is the intention of Adient to seek such renewal at least every five years. A special resolution requires not less than 75% of the votes of Adient's shareholders cast at a general meeting (in person or by proxy). If the disapplication is not renewed, shares issued for cash must be offered to existing shareholders of Adient on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

The Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or rules of any stock exchange to which Adient is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Under Irish law, the board may issue shares upon exercise of validly issued warrants or options without shareholder approval or authorization. However, the rules of the NYSE require shareholder approval of certain equity compensation plans.

Dividends

Under Irish law, dividends and distributions may be made only from "distributable reserves" of Adient. Distributable reserves are the accumulated realized profits of Adient that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a reduction of capital, including the share premium account. In addition, no distribution or dividend may be made unless the net assets of Adient are equal to, or exceed, the aggregate of Adient's share capital which has been paid up or which is payable in the future plus non-distributable reserves, and the distribution does not reduce Adient's net assets below such aggregate. Non-distributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Adient's accumulated unrealized profits that have not previously been utilized by any capitalization exceed Adient's accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital.

The determination as to whether or not Adient has sufficient distributable reserves to fund a dividend must be made by reference to the "relevant accounts" of Adient. The relevant accounts will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a "true and fair view" of Adient's unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend becomes payable is governed by the Articles of Association. The Articles of Association authorize Adient's board of directors to declare such dividends as appear justified from the financial position of Adient (which are commonly referred to as interim dividends) without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of assets, shares or cash.

The directors of Adient may deduct from any dividend payable to any shareholder all sums of money (if any) payable by such shareholder to Adient in relation to the ordinary shares of Adient.

The directors of Adient are also entitled to issue shares with preferred rights to participate in dividends declared by Adient. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases and Redemptions

Overview

The Articles of Association provide that any ordinary share which Adient has acquired or agreed to acquire will be deemed a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Adient will technically be effected as a redemption of those shares, as described under "—Repurchases and Redemptions by Adient." If the Articles of Association did not provide that any ordinary share which Adient has acquired or agreed to acquire is deemed a redeemable share, then repurchases by Adient would be subject to many of the same rules that apply to purchases of Adient ordinary shares by subsidiaries described under "—Purchases by Subsidiaries of Adient," including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a "recognized stock exchange." Except where otherwise indicated, when this information statement refers to repurchasing or buying back ordinary shares of Adient, it is referring to the redemption of ordinary shares by Adient pursuant to the Articles of Association or the purchase of ordinary shares of Adient by a subsidiary of Adient, in each case in accordance with the Articles of Association and Irish company law as described below.

Repurchases and Redemptions by Adient

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under "—Dividends") or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by Adient where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Adient. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval is not required to redeem Adient ordinary shares pursuant to the Articles of Association.

The board of directors of Adient may also issue preferred shares which may be redeemed at the option of either Adient or the shareholder, depending on the terms of such preferred shares. For additional information on redeemable shares, see "—Share Capital."

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Adient at any time must not exceed 10% of the nominal value of the issued share capital of Adient. While Adient holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Adient or re-issued subject to certain conditions.

Purchases by Subsidiaries of Adient

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase ordinary shares of Adient either on-market or off-market. A general authority of the shareholders of Adient is required to allow a subsidiary of Adient to make on-market purchases of Adient ordinary shares. As long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Adient ordinary shares is required. To date, Adient has not sought authority from its shareholders. In order for a subsidiary of Adient to make an on-market purchase of Adient's ordinary shares, such shares must be purchased on a "recognized stock exchange." The NYSE, on which the ordinary shares of Adient are listed, is specified as a recognized stock exchange for this purpose by Irish company law. For an off-market purchase by a subsidiary of Adient, the proposed purchase contract must be authorized by special resolution of the shareholders of Adient before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Adient.

The number of shares held by the subsidiaries of Adient at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Adient. While a subsidiary holds ordinary shares of Adient, it cannot exercise any voting rights in respect of those shares. The acquisition of the ordinary shares of Adient by a subsidiary must be funded out of distributable reserves of the subsidiary.

Bonus Shares

Under the Articles of Association, the board may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account or any other non-distributable reserve of Adient through the issuance of fully paid-up bonus shares to shareholders on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under the Irish Companies Act and the Articles of Association, Adient's ordinary shares may be consolidated or divided into shares of larger par value than its existing shares or subdivided into smaller amounts than is fixed by the Articles of Association by ordinary resolution (or as otherwise determined by the board).

Reduction of Share Capital

Adient may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Adient may also, by special resolution and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital (which includes share premium) in any way.

Annual General Meetings of Shareholders

Adient is required to hold annual general meetings at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after Adient's fiscal year end. The Articles of Association provide that the Adient board of directors may convene general meetings of the shareholders at any place they so designate.

The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with and must be given to all shareholders of Adient and to the auditors of Adient. Under Irish law, an annual general meeting must be called by at least 21 days' notice in writing and the Articles of Association provide that the maximum period is 60 days. A meeting other than the annual general meeting must be called by not less than 21 days' notice in writing to approve a special resolution and 14 days' notice in writing for any other extraordinary general meeting.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of auditors, the fixing of the auditor's remuneration (or delegation of same) and review by the members of the affairs of Adient. If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

The Articles of Association provide that extraordinary general meetings of shareholders may be convened by order of the Adient board of directors. In addition, the Irish Companies Act requires the Adient board of directors, if it receives a written request from registered shareholders representing at least 10% of the paid-up share capital of Adient carrying voting rights, referred to as the "requisitioners," within 21 days of the receipt of the requisition to proceed to call an extraordinary general meeting. An extraordinary general meeting may also be called on requisition of Adient's auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Adient as may be required from time to time.

In the case of an extraordinary general meeting convened by shareholders of Adient, the proposed purpose of the meeting must be set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within the statutory 21-day period, the requisitioners, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

If the directors become aware that the net assets of Adient are half or less of the amount of Adient's called-up share capital, the directors of Adient must convene an extraordinary general meeting of Adient's shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Proxy Access

Adient provides proxy access rights in the Articles of Association. The Articles of Association provide that, in certain circumstances, a shareholder or group of up to 20 shareholders may include director candidates that they have nominated in Adient's annual general meeting proxy materials. Such shareholder or group of shareholders need to have owned 3% or more of Adient's outstanding ordinary shares continuously for at least three years. The number of shareholder-nominated candidates appearing in any of Adient's annual general meeting proxy materials may not exceed the greater of 2 and 20% of the number of directors then serving on Adient's board, rounded down to the nearest whole number, subject to reduction in certain circumstances, including where shareholders have nominated candidates for election at the same meeting outside the proxy access process. The nominating shareholder or group of shareholders are also required to deliver certain information and undertakings, and each nominee is required to meet certain qualifications, as described in more detail in the Articles of Association.

Voting

All resolutions at an annual general meeting or other general meeting are decided on a poll. Where a vote is to be taken at a general meeting, every shareholder has one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Adient's share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Irish Companies Act. The Articles of Association permit the appointment of proxies by the shareholders to be notified to Adient electronically or telephonically. Treasury shares and shares held by subsidiaries are not entitled to a vote at general meetings of shareholders.

Irish company law requires "special resolutions" of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Adient's shareholders present in person or by proxy at a general meeting. Examples of matters requiring special resolutions include:

• altering a company's objects (i.e., main purposes);

• altering a company's articles of association;

• changing the status of a company from public to private or from private to public;

• changing the name of a company;

• opting-out of preemption rights on the issuance of new shares;

• purchasing ordinary shares off-market;

• reducing share capital;

• resolving that a company be wound up by the Irish courts;

• commencing or terminating a shareholders' voluntary winding up under the Irish Companies Act;

• re-designation of shares into different share classes; and

• setting the re-issue price of treasury shares.

Under the Articles of Association, however, certain amendments to the Articles of Association require the affirmative vote of at least 80% of Adient ordinary shares outstanding, which represents a higher standard than that required under the Irish Companies Act for altering a company's articles of association. In particular, amendments to the provisions of the Articles of Association relating to the following matters require the affirmative vote of at least 80% of Adient ordinary shares outstanding:

• notice of annual general meetings;

• authority to change the size of the board or fill board vacancies;

• director and officer indemnification;

• combinations with interested shareholders;

• advance notice of shareholder business and nominations; and

• amending the provisions requiring the affirmative vote of at least 80% of Adient ordinary shares outstanding in order to amend the provisions referred to above.

Variation of Rights Attaching to a Class of Shares

Any variation of class rights attaching to the issued shares of Adient requires the approval of a special resolution passed by a majority of not less than 75% of the voting rights of that class represented in person or by proxy at a separate meeting of the shareholders of the relevant class.

Quorum for General Meetings

The Articles of Association provide that the presence, in person or by proxy, of the holders of at least a simple majority of the shares issued and entitled to vote at a general meeting constitutes a quorum for the conduct of business. No business may take place at a general meeting of Adient if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the Articles of Association. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Requirements for Advance Notification of Director Nominations and Proposals of Shareholders

The Articles of Association provide that with respect to a meeting of shareholders, nominations of persons for election to Adient's board of directors and the proposal of business to be considered by shareholders may be made only pursuant to Adient's notice of meeting, by the board of directors, by any shareholders pursuant to the valid exercise of power granted to them under the Irish Companies Act, or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in the Articles of Association.

In order to comply with the advance notice procedures included in the Articles of Association, a shareholder is required to give written notice to Adient's Secretary on a timely basis. To be timely for an annual general meeting, notice must be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual general meeting, or, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to the date of such annual general meeting and not later than the close of business on the later of (subject to circumstances described in the Articles of Association) (i) the 90th day prior to the date of such annual general meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Adient. A shareholders' notice is also required to contain certain information as specified in the Articles of Association.

In addition, the Irish Companies Act provides that shareholders holding not less than 10% of the total voting rights may call an extraordinary general meeting for the purpose of considering director nominations or other proposals, as described above under "—General Meetings of Shareholders."

Inspection of Books and Records

Under Irish law, shareholders have the right to (i) receive a copy of the Memorandum and the Articles of Association and any act of the Irish Government which alters the Memorandum, (ii) inspect and obtain copies of the minutes and resolutions of general meetings of Adient, (iii) inspect and receive a copy of the register of shareholders, the register of directors and secretaries, the register of directors' interests and other statutory registers maintained by Adient, (iv) receive copies of balance sheets and directors' and auditors' reports which have previously been sent to shareholders prior to an annual general meeting and (v) receive balance sheets of a subsidiary company of Adient which have previously been sent to shareholders prior to an annual general meeting from the preceding 10 years. The auditors of Adient also have the right to inspect all books, records and vouchers of Adient. The auditors' report must be circulated to the shareholders 21 days before the annual general meeting with Adient's financial statements prepared in accordance with the Irish Companies Act, and must be read to the shareholders at Adient's annual general meeting.

Acquisitions and Appraisal Rights

An Irish public limited company may be acquired in a number of ways, including by means of a "scheme of arrangement" between the company and its shareholders or by means of a takeover offer.

Scheme of Arrangement

A scheme of arrangement is a statutory procedure under the Irish Companies Act pursuant to which the High Court of Ireland may approve an arrangement between an Irish company and some or all of its shareholders. In a scheme of arrangement, the relevant company would make an initial application to the High court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of such shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to the High Court to request the Court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the Irish Companies Act, it will bind Adient and all of its shareholders, including those who do not vote on the scheme of arrangement.

Takeover Offer

A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the offeror). Under the Irish Takeover Rules and in order to squeeze out dissenting shareholders, the offer must be made on identical terms to all holders of shares to which the offer relates. If the offeror, by virtue of acceptances of the offer, acquires or contracts to acquire not less than 80% in par value of the shares to which the offer relates, the Irish Companies Act allows the offeror to give notice to any non-accepting shareholder that the offeror intends to acquire his or her shares through a compulsory acquisition (also referred to as a "squeeze out"), and the shares of such non-accepting shareholders will be acquired by the offeror six weeks later on the same terms as the offer, unless the shareholder objects to the Irish court and the court enters an order that the offeror is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer.

It is also possible for Adient to be acquired by way of a merger with an E.U.-incorporated public company under the E.U. Cross Border Merger Directive 2005/56. Such a merger must be approved by a special resolution. If Adient is being merged with another E.U. public company under the E.U. Cross Border Merger Directive 2005/56 and the consideration payable to Adient's shareholders is not all in the form of cash, Adient's shareholders may be entitled to require their shares to be acquired at fair value. Finally, Adient could be acquired by way of merger with another Irish company under the Irish Companies Act, which must be approved by a special resolution and by the High Court of Ireland.

Disclosure of Interests in Shares

Under the Irish Companies Act, subject to certain limited exceptions, a shareholder of Adient must notify Adient if as a result of a transaction the shareholder will be interested in 3% or more of any class of shares of Adient carrying voting rights; or if as a result of a transaction a shareholder who was interested in more than 3% of any class of shares of Adient carrying voting rights ceases to be so interested. Where a shareholder is interested in more than 3% of any class of shares of Adient carrying voting rights, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Adient. The relevant percentage figure is calculated by reference to the aggregate par value of the class of shares in which the shareholder is interested as a proportion of the entire par value of the issued shares of that class. Where the percentage level of the shareholder's interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to Adient within five business days of the transaction or alteration of the shareholder's interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Adient concerned, held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Adient, under the Irish Companies Act, may by notice in writing require a person whom Adient knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Adient's relevant share capital (i) to indicate whether or not it is the case, and (ii) where such person holds or has during that time held an interest in any class of shares of Adient carrying voting rights to give such further information as may be required by Adient, including particulars of such person's own past or present interests in such class of shares of Adient. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Adient on a person who is or was interested in any class of shares of Adient carrying voting rights and that person fails to give Adient any information required within the reasonable time specified, Adient may apply to the court for an order directing that the affected shares be subject to certain restrictions.

Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are:

• any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, is void;

• no voting rights are exercisable in respect of those shares;

• no further shares may be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

• no payment may be made of any sums due from Adient on those shares, whether in respect of capital or otherwise.

Where the shares in Adient are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares will cease to be subject to these restrictions.

If Adient is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in Adient's securities of 1% or more.

Anti-Takeover Provisions

Shareholders Rights Plan

Irish law does not expressly prohibit companies from adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Irish Takeover Rules described below.

The Articles of Association provide the Adient board of directors with the power to establish a shareholders rights plan in a form determined by the Adient board of directors in its absolute discretion. The shareholders rights plan may include rights to either (i) subscribe for shares in Adient or (ii) acquire shares of Adient. The Adient board of directors are entitled to establish a shareholders rights plan if, in the opinion of the Adient board of directors, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of Adient, to do so would improve the likelihood that:

• a process which may result in a change of control of Adient is conducted in an orderly manner;

• a change of control of Adient will treat all shareholders of Adient holding the same class of shares equally and fairly;

• an optimum price for shares would be received by all shareholders of Adient;

• the Adient board of directors would have additional time to gather relevant information or pursue appropriate strategies;

• the success of Adient would be promoted for the benefit of its shareholders;

• the long term interests of Adient, its employees, its shareholders and its business would be safeguarded; and/or

• Adient would not suffer serious economic harm.

The Articles of Association also provide that the Adient board of directors may, in accordance with the terms of a shareholders rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for shares in Adient, where in the opinion of the Adient board of directors acting in good faith, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of Adient, to do so is necessary in order to prevent:

• the use of abusive tactics by any person in connection with such acquisition;

• unequal treatment of shareholders;

• an acquisition which would undervalue Adient;

• harm to the prospects of the success of Adient for the benefit of its shareholders as a whole; and/or

• serious economic harm to the prospects of Adient;

or where to do so is otherwise necessary to safeguard the long term interests of Adient, its shareholders and business.

The Articles of Association also modify the common law fiduciary duties of the Adient board of directors such that decisions made under the Articles of Association to adopt a shareholders rights plan, or any actions taken thereunder, are deemed to be in the best interests of Adient.

Subject to the Irish Takeover Rules described below, Adient's board of directors has power to cause Adient to issue any of its authorized and unissued shares on such terms and conditions as the board may determine (as described under "—Share Capital") and any such action must be taken in the best interests of Adient. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

Interested Shareholder Provision

The Articles of Association contain a provision that generally mirrors Section 203 of the Delaware General Corporation Law, an anti-takeover statute that prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested" shareholder for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares that resulted in a shareholder becoming an interested shareholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder under this provision of the Articles of Association is defined as a person or entity who, together with its affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) fifteen percent (15%) or more of Adient's voting shares, which is the same threshold contained in Section 203 of the Delaware General Corporation Law. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Adient's board of directors, including discouraging attempts that might result in a premium over the market price for the ordinary shares held by Adient shareholders.

Irish Takeover Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Adient will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The "General Principles" of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles. The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

• in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

• the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

• the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company's place of business;

• false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) in the securities of the target company or any other company concerned by the offer must not be created;

• a bidder can only announce an offer after ensuring that he or she can pay in full the consideration offered;

• a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

• acquisitions of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and subject to adequate and timely disclosure. Specifically, the acquisition of 10% or more of the issued voting shares within a seven day period that would take a shareholders' holding to or above 15% of the issued voting shares (but less than 30%) is prohibited, subject to certain exemptions.

Mandatory Bid. If an acquisition of shares or other securities were to increase the aggregate holding/entitlement of an acquirer and its concert parties to 30% or more of the voting rights in Adient, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares or other securities by a person holding (together with its concert parties) shares or other securities carrying between 30% and 50% of the voting rights in Adient if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding or entitled to more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements. A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties has acquired ordinary shares of Adient within the period of three months prior to the commencement of the voluntary offer, the offer price must be not less than the highest price paid for Adient ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the "look back" period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired more than 10% of the ordinary shares of Adient (i) during the period 12 months prior to the commencement of the voluntary offer period or (ii) at any time after the commencement of the voluntary offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Adient ordinary share must be not less than the highest price paid by the bidder or its concert parties during, in the case of (i) the period of 12 months prior to the commencement of the voluntary offer and, in the case of (ii) the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Adient in the 12-month period prior to the commencement of the voluntary offer period if the Irish Takeover Panel, having regard to the General Principles, considers it just and proper to do so.

A voluntary offer period will generally commence on the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares that restrict the speed at which a person may increase his or her holding of voting shares and rights over voting shares to an aggregate of between 15% and 30% of the voting rights of Adient. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Adient and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such acquisitions.

Frustrating Action. Under the Irish Takeover Rules, the board of directors of Adient is not permitted to take any action which might frustrate an offer for the shares of Adient once the board of directors has received an approach which may lead to an offer, or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available:

• where the action is approved by Adient's shareholders at a general meeting; or

• with the consent of the Irish Takeover Panel where:

• the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

• the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

• such action is in accordance with a contract entered into prior to the announcement of the offer; or

• the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

For other provisions that could be considered to have an anti-takeover effect, see above at "—Preemption Rights, Share Warrants and Share Options," "—Disclosure of Interests in Shares" and "—Requirements for Advance Notification of Director Nominations and Proposals of Shareholders," in addition to "—Election of Directors," "—Vacancies on the Board of Directors" and "—Amendment of Governing Documents" below.

Corporate Governance

Under Irish law, the authority for the overall management of Adient is vested in the Adient board of directors. The Adient board of directors may delegate any of its powers on such terms as it thinks fit in accordance with the Articles of Association and Irish law. Despite this delegation, the Adient board of directors remains responsible, as a matter of Irish law, for the proper management of the affairs of Adient and the directors are not allowed to leave the performance of their duties to others. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.

The Articles of Association allocate authority over the management of Adient to the board of directors. The board of directors may then delegate management of Adient to committees of the board, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Adient. Adient currently has an Audit Committee, a Compensation Committee, a Corporate Governance Committee and an Executive Committee. Adient has also adopted Corporate Governance Guidelines and an Ethics Policy that provide the corporate governance framework for Adient.

Election of Directors

The Irish Companies Act provides for a minimum of two directors. The Articles of Association provide for two to twelve directors, and that the number of directors shall, subject to such minimum and maximum limits, be as determined by the Adient board of directors from time to time. Adient currently has nine directors. The shareholders of Adient may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by the affirmative vote of at least 80% of Adient ordinary shares outstanding voting to amend the Articles of Association.

Directors will be elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting (present in person or by proxy) and will stand for election or re-election at each annual general meeting.

Vacancies on the Board of Directors

The Articles of Association provide that the directors have the authority to appoint one or more directors to Adient's board, subject to the maximum number of directors allowed for in the Articles of Association. A vacancy on the Adient board of directors may be filled only by the remaining directors. Any director so appointed will hold office until the next annual general meeting of Adient. During any vacancy on the board, the remaining directors will have full power to act as the board.

Removal of Directors

The Irish Companies Act provides that notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. Accordingly, the shareholders of Adient may by an ordinary resolution remove a director from office before the expiration of his or her term. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against Adient in respect of his or her removal.

Under the Articles of Association, a director's office will be vacated if that director:

• resigns;

• ceases to be a director by virtue of any provision of the Irish Companies Act or becomes prohibited by law from being a director;

• becomes bankrupt, has an interim receiving order made against such director, makes any arrangement or compounds with his or her creditors generally or applies to the court for an interim order in connection with a voluntary arrangement under any legislation relating to insolvency;

• is or has been suffering from mental or physical ill health and the Adient board of directors resolves that such director's office be vacated;

• is absent, without permission of the Adient board of directors, from board meetings for six consecutive months and the board resolves that such director's office be vacated; or

• holds an executive office and such director's appointment to such office is terminated or expires and the Adient board of directors resolves that his or her office be vacated.

Amendment of Governing Documents

Adient may alter the Articles of Association only with the approval of the holders of at least 75% of Adient's shares present and voting in person or by proxy at a general meeting of Adient. Under the Articles of Association, however, certain amendments to the Articles of Association require the affirmative vote of at least 80% of Adient ordinary shares outstanding, which represents a higher standard than that required under the Irish Companies Act for altering a company's articles of association. The Adient board of directors does not have the power to amend the Articles of Association without shareholder approval. See "—Voting."

Duration; Dissolution; Rights upon Liquidation

Adient's corporate existence will have unlimited duration. Adient may be dissolved at any time by way of either a shareholders' voluntary winding up or a creditors' voluntary winding up. In the case of a shareholders' voluntary winding up, a special resolution of the shareholders of Adient is required (i.e., 75% of the votes cast, in person or by proxy, at a general meeting of shareholders). Adient may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Adient has failed to file certain returns.

The rights of the shareholders to a return of Adient's assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the Articles of Association or the terms of any preferred shares issued by the directors of Adient from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Adient. If the Articles of Association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. The Articles of Association provide that the ordinary shareholders of Adient are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholder to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of Adient do not have the right to require Adient to issue certificates for their shares. Adient will only issue uncertificated ordinary shares.

No Sinking Fund

Shares of Adient have no sinking fund provisions.

No Liability for Further Calls or Assessments

The Adient ordinary shares to be issued in the distribution will be duly and validly issued and fully paid.

Transfer and Registration of Shares

Adient's official share register is maintained by its transfer agent and the transfer agent's affiliates. Registration in this share register is used to determine which Adient shareholders are entitled to vote at meetings of Adient shareholders and are entitled to exercise other rights granted under the Irish Companies Act and the Articles of Association to shareholders. A shareholder of Adient who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (e.g., Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through the same depository or other nominee will not be registered in Adient's official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on Adient's official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty. A person wishing to acquire shares directly may need to purchase the shares through a broker account and then transfer such shares into his or her own name.

The Articles of Association delegate to Adient's Secretary and certain other persons the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of Adient ordinary shares occurring through normal electronic systems, Adient intends to regularly produce any required instruments of transfer in connection with any transactions for which Adient pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Adient notifies one or both of the parties to a share transfer that Adient believes stamp duty is required to be paid in connection with such transfer and that Adient will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Adient for this purpose) or request that Adient execute an instrument of transfer on behalf of the transferring party in a form determined by Adient. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Adient's transfer agent, the transferee will be registered as the legal owner of the relevant shares on Adient's official Irish share register (subject to the matters described below).

Adient's board of directors may decline to recognize any instrument of transfer unless (i) it is accompanied by such evidence as the directors may reasonably require to show the right of the transferor to make the transfer, (ii) it is in respect of one class of shares only, (iii) it is in favor of not more than four transferees and (iv) it is lodged at the registered office of Adient or at such other place as the directors may appoint. In the case of a transfer of shares by means other than a sale through a stock exchange on which the shares are listed, the directors have absolute discretion to decline to register such transfer of a share that is not fully paid or that is transferred to or by a minor or person of unsound mind.

The registration of transfers may be suspended by the directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.